Mail Stop 7010

      December 8, 2005


via International mail and facsimile to +55 (51) 3323.2292


Mr. Osvaldo Burgos Schirmer
Chief Financial Officer
Gerdau S.A.
Av. Farrapos 1811
Porto Alegre, Rio Grande do Sul - Brazil CEP 90220-005


	RE:	Gerdau S.A.
      Form 20-F for the year ended December 31, 2004
		Filed June 30, 2005
      File No. 001-14878


Dear Mr. Schirmer:

      We have completed our review of your Form 20-F and have no further comments at this time.

      If you have any further questions regarding our review of
your
filings, please direct them to Ryan Rohn, Staff Accountant, at
(202)
551-3739 or, in his absence, to Jeanne Baker, Assistant Chief Accountant at (202) 551-3691, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief
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Mr. J. Gordon Beittenmiller
March 25, 2005
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE